UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2025

RAD Technologies, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 24R-00995

Delaware	83-1230703
(State of other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1501 Lincoln Blvd, #1133, Venice, CA	90291
(Address of principal executive offices)	(Zip Code)

5106982462

Registrant’s telephone number, including area code

Class B Common Stock

(Title of each class of securities issued pursuant to Regulation A)

As used in this report, unless the context otherwise requires, the terms “Corporation,” “Company”, “RAD Intel”, “RAD”, “we”, “our” and “us” refer to RAD Technologies, Inc.

THIS REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

ITEM 1: BUSINESS

Company History

RAD Technologies, Inc. is a technology company incorporated on July 6, 2018 based on the thesis that content marketing, which includes influencer activations, is rampant with inefficient processes that drive bloated fee structures. Historically, the influencer marketing industry leveraged these difficulties to bill for more time.

RAD Intel aims to fix these difficulties by addressing the core issues clients care most about. Historically, brands and agencies had been plagued by bias when making important, often expensive content decisions. Biased decision-making leads to inflated fee structures and guesswork that has made the entire marketing communications industry inefficient. RAD Intel believes it has developed a technology which will fundamentally alter how digital marketing buyers manage and execute their workflow. We believe our technology will continue to disrupt the entire influencer marketing and content creation industry, including how influencers are sourced, how their content is curated and matched to brand needs, and how data can enhance brand campaigns. RAD Intel believes that this will ultimately lower costs and increase revenues for our agency and brand partners.

The first problem we aim to solve is influencer discovery which our product addresses by using our proprietary AI to analyze historical content patterns from a database of influencers, then matching these same influencers to a predetermined campaign.

The second problem we address is to help clients understand their audience by delivering AI-informed audiences and personas. These audiences are designed to tell our clients who their customer is, and what they care most about today.

The third problem our AI aims to solve is content optimization and ranking. This product is designed to evaluate and rate content made by any content creator to verify its alignment with the brand’s messaging and help predict which piece of content will most deeply resonate with the audience.

In the past few years, we have been able to expand our operations and enter new client and enterprise partnerships, including:

●	In 2021, RAD Intel acquired Atomic Reach, Inc, a Toronto-based Company, which included the proprietary AI platform that the product now utilizes.
●	In 2023, RAD Intel engaged with Hasbro to run two test campaigns for two of its games - Hero Quest and Risk. The success of the first two campaigns led to three additional campaigns one of which ran in Q1 2024 and the other two ran in Q3 2024. Hasbro has now engaged with RAD Intel on an annual basis across a diverse portfolio of brands, with a contract now extended into 2026. The company is still an approved vendor for Hasbro with a governing Master Services Agreement in place.
●	In 2023, RAD was a recipient of the Adobe Fund for Design Grant. The company has since released an add-on product in the Adobe Express platform.
●	In 2023, Omnicom, a company valued over $14bn and recognized across the world as a top 3 Global agency and RAD launched a strategic partnership whereby Omnicom is utilizing RAD’s proprietary AI and is co-building products and services for Omnicom clientele. Today, the partnership has been renewed for a third year, with multiple Omnicom Media Group agencies actively using the platform—and plans underway to expand across even more of the Omnicom agency network.
●	In 2025, the company partnered with Arm Candy, a mid-market agency, to pilot its product and services with CiCi’s Pizza. Within 45 days, the pilot converted into a program spanning the full 2026 year.

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Organizational Structure

In early 2026, the Company implemented a new operating structure intended to support the management of multiple operating businesses built around the Company’s technology platform. The creation of this structure acted as an internal organization, after which RAD Intel (RAD Technologies, Inc.) operates as the parent company and retains ownership of core intellectual property, data assets, and certain technology infrastructure. The Company incorporated RAD Amplify, Inc. and Lickly Inc. in February 2026 as wholly owned subsidiaries to house our operating businesses, RAD Amplify and Lickly, respectively. Operating businesses conduct their respective commercial activities under dedicated management while utilizing elements of the Company’s technology platform and shared resources. The structure is intended to support the development and operation of multiple business lines while maintaining centralized oversight of technology development, capital allocation, and corporate governance at the parent company level.

RAD Amplify is a marketing services business that provides campaign development, creator and influencer marketing support, and related advertising services to brands and agencies. The business assists clients with planning, coordinating, and executing marketing initiatives that may include collaborations with digital creators and social media platforms. RAD Amplify utilizes internal tools and third-party platforms to support campaign management, creator identification, and performance monitoring. The services are intended to help clients organize and manage marketing activities involving digital media, social platforms, and creator partnerships.

Lickly is a mid-market SaaS platform that provides tools intended to assist brands, agencies, and marketing professionals in managing influencer and creator-related marketing activities. The platform enables users to search for and organize information about social media creators and to coordinate aspects of influencer marketing campaigns within a centralized system. Lickly aggregates publicly available data related to creators and provides workflow tools that support campaign organization, communication, and reporting functions. The platform is designed to help users manage creator relationships and related marketing activities across multiple social media platforms.

Product Overview

RAD Intel is an operating system designed for modern marketing, transforming volatile human behavior into decision-grade signals. At its core is M³V-R™ (Multi-Modal Modeling, Validation & Reasoning), a proprietary methodology that converts qualitative cultural context into structured, commercially actionable intelligence.

Unlike traditional marketing technology that reports on what happened after a campaign, RAD provides predictions on what will work before the budget is spent. Our closed-loop platform aims to integrate: Audience Intelligence → Influencer Discovery → Content Ranking → Paid Media Execution → Performance Optimization

The Problem: The “Intuition Gap”

Modern marketing remains one of the largest discretionary expenditures in the global economy, yet it often relies on subjective, non-repeatable heuristics. We believe that traditional systems fail because:

●	Context Blindness: Standard ML can identify demographics but cannot interpret trust, narrative framing, or cultural alignment.

●	Structural Fragmentation: Disconnected tools for discovery, execution, and analytics result in incomplete ground truth.

●	Post-Hoc Reporting: Most “intelligence” is retrospective, offering no mechanism for pre-execution quality control.

The RAD Solution: M³V-R™ Methodology

RAD aims to replace fragmented workflows with a unified AI system designed for unstructured behavioral inputs. The M³V-R™ system is designed to function through four distinct layers:

1.	Multi-Modal Ingestion: Ingesting behavioral signals at scale across text, image, and video.
2.	LLM Interpretation: Resolving intent and cultural context that traditional analytics miss.
3.	Constraint-Aware Reasoning: Applying commercial logic to enforce consistency and plausibility.
4.	Structured Validation: Compressing outputs into ranked, actionable decisions.

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The Platform Deliverables

●	Behavioral Audience Modeling: Moving beyond demographics to identify how audiences form opinions and make decisions.
●	Predictive Influencer Matching: Evaluating creator trust and cultural fit to filter for conversion likelihood rather than just follower count.
●	Pre-Execution Content Ranking: Scoring content against audience profiles to identify necessary changes before distribution.
●	Closed-Loop Media Execution: Converting high-performing organic content into targeted paid media, directly connecting intelligence to spend.

Our Advantage

We believe that the primary commercial value of RAD is its Learning Feedback Loop. Unlike point solutions that “reset” after each campaign, RAD’s models aim to refine their understanding of a brand’s specific audience with every engagement.

●	Proprietary Intelligence Layer: The longer a client uses the platform, the more precise the signals become, creating a high-fidelity map of their competitive environment.
●	Defensibility: This accumulated signal creates a “moat” of data that cannot be replicated by new entrants or legacy platforms.
●	Increasing Switching Costs: For the enterprise, the intelligence stored within the M³V-R™ system represents a proprietary asset that grows in value over time, ensuring high client retention.

How we generate revenue

The Company generates revenue primarily through its software platform (Lickly) as well as its enterprise-focused managed services offering (RAD Amplify), as well as relationships developed through strategic partnerships and industry networks. RAD Amplify focuses on direct engagement with enterprise and mid-market clients, while Lickly is designed to support scalable adoption among agencies and brands through a technology-enabled platform. Together, these offerings are intended to support both high-touch enterprise relationships and broader, technology-driven distribution.

Software as a Service Business Model

The Company operates a software-as-a-service (“SaaS”) business model intended to provide enterprise clients with access to certain marketing technology tools and related services through subscription or contractual arrangements. This business operates under the Lickly brand and subsidiary level.

The model is structured around two primary categories of clients.

1)	Marketers and Brand Clients

For marketers and brand clients, the Company provides access to certain platform features that support marketing planning and campaign analysis. The Company’s pricing model is not based on a traditional seat-based SaaS structure. Instead, clients may subscribe to bundled or unbundled platform capabilities related to (i) audience identification, (ii) influencer discovery, and (iii) content analysis. These capabilities may be delivered through the RAD Intel platform and related software tools, including the Company’s Lickly platform, which provides functionality for creator discovery, campaign organization, and influencer marketing workflow management. Packages are structured based on the size and needs of each client. These clients typically receive limited or view-only access to certain platform data and reporting features.

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2)	Agency and Internal Agency Clients

Marketing services agencies and marketers or brands that manage influencer programs internally may receive broader operational access to the platform. These clients may use the platform and related tools, including Lickly, to assist with influencer identification, campaign coordination, and marketing program management. Platform access for these clients may include training, onboarding, and customer support services. Pricing for these clients is also structured through customized packages based on the scope of use.

Technology Capabilities

The Company’s platform incorporates data analysis tools and machine learning models intended to support various aspects of marketing planning and influencer campaign management. Key platform functions include the following.

1)	Audience Analysis The platform analyzes publicly available digital data to identify audience characteristics and behavioral patterns that may inform marketing strategy.

2)	Influencer Discovery The platform assists users in identifying potential digital creators based on publicly available data related to content activity and audience engagement.

3)	Campaign Coordination Users may utilize workflow tools to organize influencer marketing activities, manage creator relationships, and coordinate campaign deliverables.

4)	Content Analysis The platform evaluates digital content using various data signals to support marketing planning and content strategy decisions.

5)	Performance Reporting The platform provides reporting tools that enable users to review campaign metrics and related performance indicators.

6)	Predictive Modeling Machine learning models may analyze historical and real-time data to assist users in evaluating potential marketing outcomes.

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Automated Workflow Tools

The Company provides software tools designed to assist with aspects of influencer campaign management, including communication tracking, deliverable coordination, and reporting.

Partner Relationships

As part of our efforts to obtain and support clients, the Company has developed relationships with a number of industry participants, including large marketing services organizations, brand partners, and technology companies. These relationships include collaborations with companies such as Omnicom, Hasbro, Adobe, and Arm Candy, among others.

Relationships with marketing services organizations, such as Omnicom and agencies like Arm Candy, provide the Company with opportunities to introduce its technology and services to enterprise clients that utilize those organizations for marketing and campaign management. Through these relationships, the Company’s platform and related services may be used in connection with marketing programs managed by these partners.

In addition, direct brand relationships with companies such as Hasbro provide opportunities to deploy the Company’s technology within enterprise marketing environments and support broader client adoption.

The Company also maintains relationships with technology providers, including Adobe, which may support integrations, feature development, and other technical collaboration intended to enhance the functionality of the Company’s platform.

Collectively, these relationships may expand the Company’s market reach, provide exposure to additional enterprise clients, and support the continued development and adoption of the Company’s technology and services.

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Omnicom Partnership

In November 2023, RAD Intel entered into a Test Learn Validate strategic partnership with Omnicom, one of the world’s largest marketing communications networks. This engagement was designed to allow multiple Omnicom agency teams to explore the capabilities of RAD Intel’s proprietary platform for identifying audiences, analyzing influencer impact, and evaluating content performance.

Throughout the Test Learn Validate phase, RAD Intel provided comprehensive training and ongoing platform supervision to ensure successful onboarding and adoption across the engaged agency teams. During this stage, we also co-developed new features and custom workflows tailored to Omnicom’s operational needs—several of which have since been implemented at flagship agencies within their network.

The partnership was renewed twice—first in March 2024 and again in September 2024—transitioning the engagement from a pilot into a commercial agreement. As of 2026, RAD Intel’s platform is an approved offering within Omnicom’s tool stack, enabling their agencies to bill clients for services powered by our technology.

Our platform has been deployed on behalf of numerous Omnicom client brands, including Nissan, T-Mobile, P&G, Gilead HIV, NYX / L’Oréal, and The Carter Center, among others. Additionally, RAD Intel was used in major cross-agency new business pitches, such as for P&G, serving as a key innovation differentiator.

In 2026, the partnership renewed for a third consecutive year.

We believe this partnership represents a meaningful validation of RAD Intel’s technology and a strong signal of market demand for our solution at scale.

Hasbro Client Relationship

In 2023, RAD engaged with Hasbro to run two test campaigns, Hero Quest and Risk games. The success of the first two campaigns produced a third campaign, which ran in Q1 2024 and also produced an RFP for a 4th campaign that was confirmed and ran in Q3 of 2024. Beyond that, a 5th campaign was run during Q3 of 2024. Furthermore, Hasbro approved and completed a new contract with RAD, running across a number of brands within their portfolio. Due to the success of this engagement they have since extended for an annual contract valued at $1.7M for 2025.

Furthermore, Hasbro is under a Master Services Agreement (MSA), enabling any Hasbro brand to engage RAD Intel for future opportunities and RFPs.

The benefits of this client partnership are:

1.	Hasbro is a highly sought after holding company featuring brands like Nerf, Monopoly, Peppa Piggy, GI Joe, Transformers and more. RAD being able to secure this partnership as a result of the quantitative value produced from our pilot program serves as an important proof point for product market fit and adoption.

2.	Converting the initial pilot programs to annual contract proves the importance and value our AI delivers for RAD clientele.

3.	Furthermore, Hasbro is under a Master Services Agreement (MSA), enabling any Hasbro brand to engage RAD Intel for future opportunities and RFPs.

Arm Candy Relationship

Arm Candy is a marketing and creator-focused agency that provides influencer marketing and digital campaign services to brand clients. The Company has entered into a services agreement with Arm Candy pursuant to which the Company provides access to certain technology tools and related services that support influencer identification, campaign coordination, and marketing workflow management. The initial contract value under this agreement is approximately $1.1 million, subject to the delivery of services over the term of the agreement and related campaign activity. Through this relationship, the Company’s technology may be utilized in connection with marketing programs managed by Arm Candy on behalf of its clients.

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The benefits of this client partnership are:

1.	The Arm Candy relationship provides a model for the company to partner with other marketing agencies.

2.	Arm Candy manages influencer and digital marketing campaigns for brand clients. Through this relationship, the Company’s technology and related services may be used in connection with marketing programs managed by the agency, providing exposure to additional brands and marketing teams.

3.	Working with an agency that operates active marketing campaigns provides the Company with operational feedback from agency users, which may inform future development and refinement of the Company’s software tools and platform functionality.

Adobe Relationship

In 2023, RAD was selected to be a participant in the Adobe Fund for Design Grant. The grant funds and promotes our continued innovation for content optimization through a unique add-on RAD built specifically for the Adobe Express marketplace.

The add-on RAD built for Adobe Express helps guide content creation across photos for web and social channels. Our AI and media optimization engine scores each visual based on a variety of features, including emotion, sentiment, and clarity, giving you immediate, predictive insights on how your media will perform with your target audience and across socials.

This benefits our clients by:

1.	Identifying what type of content should be created and why

2.	Allowing clients to compare content against their competition

3.	Giving our clients a better understanding of how to create ROI based content

4.	Providing a simple to use interface that almost any user can include into their content creation process

Intellectual Property

RAD leverages audience interests mined from online communities to build audience persona models. Using novel natural language processing (NLP) models advanced through RAD Intel’s proprietary research, our expertise resides in our ability to deconstruct media (video, image, text) to understand the intended inference of emotion, sentiment, stance, meaning, topic and interest, and correlate that information to predictive engagement. Our AI models cluster communications based on these attributes into like-minded communities and use their interests to describe who they are and how they form these communities. We then overlay demographic data to complete the description of the community.

Additionally, RAD ranks and diagnoses media according to the preferences of each community thereby creating the ability to explain to the media creator what attributes of the media need to be changed in order for it to resonate with the target audience. RAD has engaged the legal expertise of Norton Rose to assist it in managing its IP portfolio. To date, the position of our counsel is to maintain our trade secrets by not filing IP patents and not sharing details of our research breakthroughs to the public.

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Potential Acquisition Targets

The Company believes that additional growth and scale may be achieved through strategic acquisitions of complementary businesses that align with its artificial intelligence and marketing technology platform. As part of this strategy, the Company has entered into non-binding letters of intent with certain potential acquisition targets, including creator-focused marketing agencies and businesses operating in industries where the Company believes its technology platform may provide operational value. These letters of intent are subject to due diligence, negotiation of definitive agreements, and other customary closing conditions, and there can be no assurance that any of these potential transactions will be completed.

The Company intends to continue evaluating acquisition opportunities that may expand its technology capabilities, customer base, and industry reach. While there are no definitive agreements or actions that would make an acquisition more probable than not as of the date of this Annual Report, the Company has initiated discussions with additional potential acquisition targets across multiple sectors.

The following discussion illustrates, at a high level, the types of businesses the Company may consider pursuing as part of its acquisition strategy and that it believes could be complementary to its service offerings.

These potential targets may include marketing services agencies, creator and influencer management businesses, software platforms related to marketing technology, and other businesses operating in sectors where data analytics, digital media, or artificial intelligence tools may support operational efficiency or growth.

Target 1

●	The Company has entered into a non-binding letter of intent with a creator-focused marketing agency, to explore a potential acquisition. The proposed transaction remains subject to customary conditions, including due diligence and negotiation of definitive agreements, and there can be no assurance that the transaction will be completed.

●	The company operates as a marketing services agency that supports brands through creator partnerships, influencer campaigns, and digital content initiatives across social media platforms.

●	The potential acquisition is intended to align with the Company’s strategy of combining marketing services capabilities with its technology platform in order to support influencer marketing campaigns and related digital marketing activities.

●	If completed, the Company expects that the agency operations may utilize the Company’s software tools and related technology to support campaign management, creator identification, and marketing workflow processes.

Target 2

●	The Company has entered into a non-binding letter of intent with a Toronto-based marketing agency, to explore a potential acquisition. The proposed transaction remains subject to customary conditions, including due diligence, negotiation of definitive agreements, and other closing conditions, and there can be no assurance that the transaction will be completed.

●	The Agency operates as a full-service marketing and advertising agency specializing in multicultural marketing, influencer marketing, media planning, creative services, and digital campaign development for brand clients.

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●	The potential acquisition aligns with the Company’s strategy of combining marketing services capabilities with its technology platform in order to support influencer marketing campaigns, digital media initiatives, and creator-driven marketing programs.

●	If completed, the Company expects that the agency operations may utilize the Company’s software tools and related technology to support campaign management, creator identification, and marketing workflow processes.

The Company believes that these potential acquisition targets illustrate the types of businesses it may pursue as part of its broader growth strategy. These opportunities are intended to expand the Company’s technology ecosystem, increase access to enterprise and agency clients, and support the continued development and deployment of the Company’s artificial intelligence platform across multiple industries. However, as of the date of this Annual Report, no definitive agreements have been executed with respect to these potential acquisitions, and there can be no assurance that any such transactions will be completed.

Market

The addressable creative intelligence market is potentially sizeable and consists of the following segments:

●	Social Media Management - $19.1bn (Source: https://www.gminsights.com/industry-analysis/social-media-management-market)

Social media management solutions are among the leading choices for raising a company’s brand recognition, driving inbound traffic, improving customer happiness, and increasing conversion rates. Businesses are adopting social media platforms to operate successfully in the economy and build a social media presence to attract new prospective consumers.

Adobe, IBM, Google LLC, Oracle Corp., Salesforce.com, Hubspot Inc., and Zoho Corp. Pvt. Ltd. are some examples of large enterprises who compete in this space.

The social media management market growth is driven by the rising widespread penetration of social media and rising focus on market and competitive intelligence. The key future trend is continued improvement of internet technologies and the roll out of 5G.

●	Digital Advertising - $325bn
(Source: ASDReports, Global Marketing Technology (MarTech) Market Size Study & Forecast and Regional Analysis, 2023-2030)

Digital advertising is essential to advertisers and businesses for many reasons including but not limited to:

●	Search Engine Optimization (SEO) + Search - $68.2 bn (Source: https://finance.yahoo.com/news/search-engine-optimization-seo-market-125900367.html)

SEO solutions and services help boost the number of visitors to a website with organic search results, such as Bing and Google. Some SEO elements, such as backlink building, keyword analysis, and content creation, have become a leading force in the industry. For instance, building backlinks have become instrumental in enhancing credibility. SEO has become invaluable for businesses to provide a competitive edge. Companies are investing in the tools that assess strengths and weaknesses.

The global market is segmented into freelancers’ SEO services and agency SEO services. Stakeholders anticipate the SEO agency to exhibit noticeable growth as it helps companies boost web visibility. SEO agencies have also demonstrated traction for smart speakers and AI among others. The expanding application of AI with automation would allow companies to introduce innovative strategies to build content.

●	Analytics + Data Management - $307bn (Source: Fortune Business Insights, Big Data Analytics Market Size, 2023-2032)

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Big data analytics examines structured and unstructured databases to understand and deliver insights based on correlation, hidden patterns, varying market trends, and more. Prominent sectors aim to employ analytical tools to obtain customer insights by developing business intelligence.

For instance, in December 2020, Amazon, Inc. launched Amazon HealthLake, a HIPPA-compliant big data analytics service for the healthcare industry that provides real-time patient data.

Adoption of AI-driven advanced reporting is changing the landscape. During and after COVID, businesses have been investing in systems to implement advanced analytics to understand emerging trends. Globally, businesses have accelerated their digital transformation strategy.

●	Marketing Automation - $6.3bn (Source: https://www.expertmarketresearch.com/reports/marketing-automation-market)

The marketing automation industry has seen significant growth in recent years, driven by a growing need for businesses to improve their marketing efficiency and effectiveness. One of the main drivers of this growth is the increasing adoption of automation by small and medium-sized businesses. These companies are using marketing automation tools to help them compete more effectively with larger enterprises. Additionally, with the rise of e-commerce and digital marketing, businesses are also looking for ways to automate and streamline their digital marketing efforts, which is driving demand for new tools.

The rising trend of organizations to optimize spending on marketing is creating high demand for marketing automation in recent years. As organizations look to optimize spending in marketing, they are increasingly turning to marketing automation tools to help them streamline and measure their marketing efforts. These tools allow organizations to automate repetitive tasks, such as email campaigns and social media posts, and to track the performance of their marketing campaigns in real-time. By using automation, organizations can save time and money by reducing the need for manual labor, while also being able to target and engage with their customers more effectively.

Additionally, automation helps organizations to meet their Return on Investment (ROI) more easily. This increased efficiency and effectiveness can lead to increased revenue growth for the organization, as well as for the marketing automation market.

●	Influencer Marketing - $32 bn (Source: https://www.statista.com/topics/2496/influence-marketing/)

Influencer marketing is a collaboration between popular social media users and brands to promote the brand’s products or services. These partnerships have been going on since the dawn of social media.

Authenticity is the basis of success for any influencer marketing campaign. Forming relationships with influencers who are already relevant to a brand’s message is vital. Influencers might be popular for their content on sustainability, cooking, body positivity, healthy lifestyle, and so on. Influencer marketing is more about building real relationships with creators than scoring social media posts that endorse products or services.

Since the COVID-19 pandemic, consumers are shopping online more frequently. During COVID consumers realized that they could safely and efficiently rely on e-commerce. This pattern has continued post pandemic. During this time, influencers played an even greater role.

Another new dimension that is influencing the space is the Metaverse. It can be commonly described as an emerging 3-D digital space that allows consumers to have lifelike experiences online via virtual reality and other technologies. In the metaverse, people interact with peers, content, cryptocurrency, brands, etc.

In the Metaverse, people are willing to pay for virtual goods and services: direct to avatar sales. Consulting giant McKinsey estimates the current market for such goods and services to be approximately $54bn. Some examples of goods that sell in the marketplace include Nike virtual sneakers, and Chipotle (real-life) burritos that were offered to the first 30,000 visitors to the Company’s virtual store on Roblox.

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Influencer marketing is becoming more of a widespread marketing strategy as digital technologies continue to evolve and attract users.

●	Customer Relationship Management - $73.40 billion in 2024 and is projected to reach $163.16 billion by 2030
(Source: https://www.grandviewresearch.com/industry-analysis/customer-relationship-management-crm-market)

The growing adoption of digital technology tools is likely to set the pace for digital transformation and digital optimization of both new and existing businesses. Company departments such as sales & marketing and customer service & support are increasingly integrating Customer Relationship Management (CRM) systems with AI to improve customer experience and feedback and to develop stronger bonds with customers.

As an example, in 2022, Salesforce, Inc., a cloud-based software company, launched CRM analytics with new capabilities such as AI-powered insights for sales, marketing, and service teams for every industry, such as retail, IT, Telecommunications, etc.

Developments within CRM analytics will likely boost the growth of the market. Customers’ increasing use of digital channels to communicate with brands and organizations is anticipated to drive customer relationships and the CRM industry via sales reporting and process automation.

With the growing importance of understanding customer behavior and their preferences, organizations are adopting CRM strategies to deliver the best performance in real-time to stay competitive. Rapid shifts in the fields of business intelligence and embedded analytics, the Internet of Things (IoT), and AI, and their implementation in CRM solutions are likely to promote product development and innovation among CRM vendors.

Sales & Marketing

The Company’s sales and marketing strategy is driven by a combination of direct enterprise sales, proprietary platform distribution, strategic partnerships, and its broader holding company acquisition strategy.

Our customers range from large legacy brands to growth companies and include but are not limited to Sweetgreen, Arm Candy, THE BLK TUX, Omnicom, MGM Resorts, National Cinemedia, ro,, Hasbro, Bright Horizons. Some of these customers are always on, recurring, while others have completed one-off campaigns. We are actively pursuing additional customers with recognizable brand names.

In addition to organic growth, the Company is pursuing an acquisition strategy designed to expand its distribution capabilities, client relationships, and market presence. Through these potential acquisitions, the Company may gain access to existing customer bases, revenue streams, and industry expertise, which could enhance its ability to scale sales and marketing efforts. There can be no assurance that the Company will successfully identify, complete, or integrate any such acquisitions, or that such acquisitions will result in increased revenue or growth.

The Company maintains an internal sales organization focused on enterprise and strategic accounts and expects to scale this function in alignment with revenue growth. The Company also leverages partnerships, including agencies and other strategic collaborators, to expand market reach and support customer acquisition.

The Company has pursued brand awareness initiatives through a combination of organic media coverage and paid sponsorships across high-visibility publications, including TechCrunch, Wall Street Journal, Rolling Stone, Fast Company, VentureBeat, Bloomberg, and Forbes. These initiatives are intended to increase awareness of the Company and its offerings; however, there can be no assurance that such exposure will result in increased customer acquisition or revenue.

Following the completion of the Company’s current capital raising efforts, the Company intends to make targeted investments in sales and marketing, including expanding its sales organization, increasing performance marketing and brand initiatives, further developing its software platform distribution, and supporting its acquisition strategy. These efforts are intended to accelerate growth, although there can be no assurance regarding the timing or extent of such growth.

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Competitive Landscape

The Company believes it operates at the intersection of marketing execution platforms, creator marketing systems, and enterprise data infrastructure providers. While each of these categories includes well-capitalized and established companies, the Company’s focus is on delivering predictive intelligence designed to inform marketing and revenue decisions prior to execution. There can be no assurance that the Company will successfully compete with these or other market participants, many of which have significantly greater financial, technical, and operational resources.

The Company competes for customer budget and strategic marketing decisions with a range of providers and solutions.

These include:

●	Traditional marketing agencies and advisory firms, which provide campaign strategy, media planning, and execution services, often without a centralized data or AI-driven decision layer
●	Digital marketing service providers and performance marketing agencies, which focus on customer acquisition, media buying, and optimization using a combination of internal tools and third-party platforms
●	In-house marketing and analytics teams, where enterprises choose to build internal capabilities rather than rely on external platforms
●	Consulting firms and data analytics providers, which may advise on marketing strategy, customer insights, and performance measurement

These alternatives may compete with the Company by offering established relationships, integrated service models, or lower perceived implementation complexity. In many cases, customers may choose between these traditional or service-based approaches and the Company’s platform-driven model.

The Company believes its differentiation lies in its ability to combine elements of strategy, execution, and analytics into a unified, AI-driven decision layer designed to inform marketing and revenue decisions prior to execution. However, there can be no assurance that customers will prefer the Company’s approach over these alternative solutions. With its focus on its AI-driven decision layer, the Company also recognizes that it operates within a broad and evolving market at the intersection of marketing technology, creator marketing platforms, and data-driven decision intelligence systems. Rather than competing within a single defined category, the Company’s platform is designed to integrate elements of each, with a focus on applying predictive intelligence to inform marketing and revenue decisions prior to execution.

As a result, the Company views its competitive landscape across multiple categories of companies that address different components of the marketing and data ecosystem. These companies are relevant comparables as they represent alternative solutions that customers may use for campaign execution, creator management, or data analysis.

1) Marketing Cloud & Workflow Platforms

●	Adobe - Market Capitalization: ~$100B (as of March 19, 2026)
●	HubSpot - Market Capitalization: ~$13.6B (as of March 19, 2026)

The Company operates in a market that includes large, publicly traded marketing and workflow platforms such as Adobe Inc. (approximately $100 billion market capitalization as of March 2026) and HubSpot, Inc. (approximately $13.6 billion market capitalization as of March 2026). These companies provide marketing execution, automation, and customer engagement tools at scale. While such platforms may incorporate analytics and AI-driven features, they are primarily designed to support campaign execution and workflow management rather than predictive decision-making prior to budget allocation.

11

2) Influencer & Creator Platforms

●	CreatorIQ - Private company (market cap not publicly available)
●	Tagger Media - Acquired by Sprout Social (public company, market cap varies)

The Company also operates adjacent to influencer and creator marketing platforms such as CreatorIQ and Tagger Media. These companies are generally privately held or operate as part of larger public entities, and therefore do not have publicly reported market capitalizations. These platforms typically focus on creator discovery, campaign management, and post-campaign analytics, functioning as systems of record for influencer marketing activities rather than predictive intelligence platforms.

3) Data Infrastructure & Decision Intelligence Platforms

●	Palantir Technologies - Market Capitalization: ~$350B–$400B+ range (2025–2026 period)
●	Databricks - Private Valuation: ~$134B (latest funding round, 2026)

The Company also operates within a broader ecosystem that includes enterprise data and artificial intelligence platforms such as Palantir Technologies Inc. (with a market capitalization exceeding $300 billion during 2025–2026) and Databricks, Inc. (a privately held company most recently valued at approximately $134 billion in 2026 financing transactions). These platforms provide large-scale data infrastructure and analytics capabilities across industries. Unlike these horizontal infrastructure providers, the Company is focused on applying predictive intelligence at the application layer to support specific marketing and revenue-related decision-making.

Legal

We are not aware of any pending or threatened legal actions that we believe would have a material impact on our business.

Employees

The Company has thirty-three full-time employees as of April 2026. As a part of our capital raise, we plan to initially hire a number of employees to assist in the deployment and scaling of our platform. As we continue to develop our technology we will also scale up our technical staff with the ultimate goal of creating a self-serve platform.

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ITEM 2: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2025 and 2024 and the related notes included in this Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

RAD Technologies, Inc is a Delaware corporation formed on March 6, 2018. The Company operates an artificial intelligence-driven marketing technology platform that connects brand advertisers with consumers through influencer campaigns, audience analytics, content optimization, and paid media execution. The Company’s proprietary AI platform enables clients to identify audiences, discover influencers, rank content, and optimize paid media campaigns prior to budget deployment.

The Company generates revenue primarily through its enterprise-focused managed services offering (RAD Amplify), and also through its software platform (Lickly) as well as relationships developed through strategic partnerships and industry networks. RAD Amplify focuses on direct engagement with enterprise and mid-market clients, while Lickly is designed to support scalable adoption among agencies and brands through a technology-enabled platform. Together, these offerings are intended to support both high-touch enterprise relationships and broader, technology-driven distribution.

Cost of revenues for marketing campaigns represents direct payouts to recipients who have earned the monies and/or have incurred direct expenses associated with events held. Cost of revenues also includes fees paid to talent, influencer procurement, and other direct costs of servicing the campaign including contract labor. Cost of revenues also includes amortization of the Company’s intangible assets pertaining to developed technology, in particular the Company amortizes $6,081,610 in intangible assets that were acquired pursuant to the merger with Atomic Reach in 2021. For 2024 and 2025 the costs for this amortization were $1,216,322 a year. 2026 will be the final year for this amortization.

Operating Results

For The Fiscal Years Ended December 31, 2025 and 2024

For the fiscal year ended December 31, 2025, the Company had revenues of $2,161,000 compared to the year ended December 31, 2024, when the Company had revenues of $1,151,637, representing an 88% increase related to the Company’s increase in sales. This increase in sales was driven by the Company increasing the amount it spent on sales and marketing including hires to its sales team, which resulted in a greater volume of work and customers, including the partnership with Omnicom, leading to increased revenues.

The Company’s cost of revenues increased from $1,569,483 in 2024 to $2,386,338 in 2025, representing a total increase of 52%. Cost of revenues in 2025 primarily consisted of amortization costs related to an intangible asset. The remaining costs of revenue mostly encompassed $862,330 in expenses paid out for advertising to influencers that the company partnered with. This was a 209% increase from 2024, where influencer expenses amounted to $279,483. The Company’s gross margin was -10% in fiscal year 2025, compared to -36% in 2024. The improvement in gross margin was due to an increase in business and subsequent revenue along with a decrease in the cost of revenues relative to net revenue. The improvement in margins can be attributed to lower expenses for influencer services, as well as lower total costs for media channels.

In 2025, the Company recognized $19,796,594 in operating expenses, as compared to $7,881,756 in operating expenses for 2024, representing a 151% increase. Sales and marketing expenses, which consisted primarily of advertising costs related to the Company’s fundraise activities, were the biggest driver of this increase, growing from $3,259,604 in 2024 to $12,739,049 in 2025, an increase of 291% year over year. The increase was related to the Company’s increased fundraising activities, plus a decrease in efficiency of ad spend as total funds raised were larger in 2025 versus 2024. The Company expects that its sales and marketing expenses will remain elevated during 2026 as the Company continues to raise funds pursuant to its offering under Regulation A. Additionally, general and administrative expenses, which consisted largely of payroll and business services, grew by 46%, from $3,315,285 to $4,856,834, due to increased hires and operating expenses as the Company grew revenue and customers. Additional increases in general administrative expenses were from an increase in stock-based compensation expense, which grew from $744,068 in 2024 to $1,489,395 in 2025. Finally, research and development expenses grew by 66% from $1,306,867 in 2024 to $2,173,711 in 2025. These were largely related to new product development and technical hires as the Company grew its technology platform and product offerings.

In addition to the above, the Company recognized net other income of $63,595 in the fiscal year ending in 2025, compared to net other expenses of $239,868 in the fiscal year ending in 2024. The biggest driver for this improvement was the change in fair value of convertible notes, which went from a $14,237 expense in 2024 to $119,041 in income in 2025 and the decrease in interest expense, from $243,319 in 2024 to $59,128 in 2025.

As a result of the foregoing, the Company realized a net loss from continuing operations of $19,931,337 for the fiscal year ending December 31, 2025 – a 133% increase in net loss from continuing operations compared to a net loss from continuing operations of $8,539,470 during the fiscal year ending December 31, 2024. The biggest driven of this increase in net loss was the significant increase in sales and marketing from fundraise marketing as discussed above.

13

Liquidity and Capital Resources

As of December 31, 2025, RAD’s available cash-on-hand was $7,438,572 compared to $277,938 as of December 31, 2024, which was primarily driven by the Company’s fundraising efforts, mostly related to offerings pursuant to Regulation A and Regulation D, raising $24.79 million in capital via sales of Class B Non-Voting Common stock through the end of 2025. The Company has raised approximately $27.9 million, which includes collection of $806k escrow receivable, since the beginning of 2026.

While the Company saw an increase in revenue from the prior period, we still rely primarily on outside investments to support operations and growth. In addition to the Regulation A offering that the Company launched on February 19, 2025, which was requalified on September 30, 2025, the Company anticipates undertaking new offerings of securities this year, including leveraging Rule 506(c) of Regulation D.

The Company’s acquisition strategy includes purchasing existing agencies that are generating revenue and cash flow. If any of these acquisitions occur, it may be able to leverage any incremental revenue and cash flow from these acquired targets to help sustain any losses from RAD’s existing business.

Over the next 12-18 months, the Company expects to continue to rely on equity financing to fund operations, growth, and its acquisition strategy, in addition to any incremental revenue and cash flow generated from any acquisitions that it may close on.

Going forward, the Company plans to rely on various equity crowdfunding efforts to sustain operating losses until it can reach profitability. The Company has access to potential debt and lines of credit and it can also access additional equity capital through its existing shareholder base and network. The Company expects to continue needing the assistance of outside capital, whether via debt or equity, later this year as it grows its revenue, customer base and operating expenses.

Recent Offerings of Securities

During 2024 and 2025, the Company has undertaken multiple offerings pursuant to Regulation CF, Regulation A, and Rule 506(c) of Regulation D to finance its operations.

1)	2025 Regulation A and D offerings. In 2025, the Company issued 41,870,680 shares of Class B common stock pursuant to Regulation A (38,641,379 shares) and Regulation D (2,198,839 shares) offerings for aggregate net proceeds of $25,599,579. Additionally, in 2025, the Company issued 354,321 shares of Class B common stock for cash proceeds of $200,000, pursuant to Regulation D.

2)	2025 Conversion of note payable. In 2025, 2,666,667 shares of Class A common stock were issued upon conversion of convertible note, with estimated fair value of $330,933 at the time of conversion.

3)	2025 Sale of shares by selling shareholders. In 2025, certain selling shareholders converted 3,290,947 shares of Class A common stock into an equal number of shares of Class B common stock pursuant to Section 4.3 of the Company’s certificate of incorporation, which permits each holder of Class A common stock to convert any or all of such holder’s shares into Class B common stock on a one-for-one basis at the holder’s election. The resulting 3,290,947 shares of Class B common stock were sold by the selling shareholders to investors participating in the Company’s crowdfunding offering for aggregate proceeds of $1,645,761. The Company did not receive any proceeds from these secondary sales, and the transactions had no impact on the Company’s total shares outstanding or stockholders’ equity.

4)	2024 Regulation CF and D offerings. During 2024, the Company issued 15,978,925 shares of Class B common stock pursuant to Regulation CF and Regulation D offerings for aggregate net proceeds of approximately $5,165,778, net of offering costs.

The Company’s Regulation A Offering is still live as of the date of this Annual Report, raising approximately $27.9 million since January 1, 2026.

14

Debt

The Company obtained an Economic Injury Disaster (EIDL) loan for $250,000 on April 10, 2020, and on August 16, 2021 the Company obtained a second loan in the amount of $250,000.

The EIDL is a low interest, fixed-rate, long term loan obtained directly from the U.S. Small Business administration (SBA) to help overcome the effects of the pandemic by providing working capital to meet operating expenses. The loan bears interest at a rate of 3.75% per annum and matures 30 years from the date of the loan. The loan is secured by the assets of the Company. As of December 31, 2025 and 2024, the principal outstanding of the loan was $500,000. During the years ended December 31, 2025 and 2024, the Company made payments of $30,900 and $19,573, respectively, of accrued interest. Accrued interest on the loan as of December 31, 2025 and 2024, amounted to $19,042 and $31,192. Interest expense for the years ended December 31, 2025 and 2024 was $18,750 and $18,801, respectively.

The Company entered into a $500,000 convertible note with a related party on October 17, 2022. During the year ended December 31, 2025, the Company repaid $100,000 in principal and $300,000 in accrued interest through four cash wire transfers to the Holder. The remaining principal of $400,000, with an estimate fair value of $330,933 was converted into 2,666,667 shares of Class A common stock.

Trend Information

We began product development by building an AI-based creative intelligence which leverages AI personas to connect trusted influencers (content creators) with brands that benefit from the influencer’s authentic, unbiased, informative and culturally relevant content.

Over the next few years we will be focused on building a self-serve, multi-workflow process enabled platform that will create a competitive advantage that we plan to use to “disrupt” the creative marketing industry. We also have a robust acquisition and roll up strategy to accelerate growth, content and distribution. These activities are likely to result in increased expenses prior to realizing revenue from the implementation of the process enables platform or acquisitions.

In the coming months, the Company also plans to execute against its planned acquisition and growth strategy which will include the following:

●	Acquisitions: RAD is in talks with several acquisition targets that it believes will be complimentary to RAD’s growth plan. These targets are existing businesses, marketing and influencer agencies that, if acquired, will be able to leverage RAD’s technology to improve business outcomes and also give RAD access to a new set of skills and a larger customer base. As of the date of this report, the Company has not entered into any definitive agreements for any acquisitions.

●	Strategic Partnerships: The Company believes that additional growth and scale may be achieved through partnerships with stand-alone leaders or specialized teams where the Company’s technology and expertise serve as a force multiplier—enhancing both shareholder value and the probability of success. These opportunities, if pursued, would be structured to provide RAD with voting control, while ensuring RAD investors retain full ownership and transparency into the underlying partnership.

15

ITEM 3: DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Name	Position	Age	Term in Office	Approximate hours per week for part-time employees
Executive Officers
Jeremy Barnett	CEO	51	2018 to Present	Full-time
Bradley Silver	President	52	2021 to Present	Full-time
Emily Duban	President, RAD Amplify	59	2026 to Present	Full-time
Rick Song	CEO, RAD Amplify	57	2026 to Present	Full-time
Steven Silver	COO	59	2025 to Present	Part-time

Directors
Jeremy Barnett	Director	51	2018 to Present
Bradley Silver	Director	52	2021 to Present
Joe Freedman	Director	57	2021 to Present
Aaron Kuntz	Director	56	2018 to Present

Jeremy Barnett, Chief Executive Officer

Jeremy Barnett, CEO and co-founder is a 3x startup founder with 2 exits, including Trendy Butler (fashion tech). Jeremy has successfully led companies and raised capital with institutional investors such as Fidelity Investments, SOS Ventures, Expert Dojo, and more. He has experience building companies from 0-100+ employees. Mr. Barnett has served as CEO for RAD since the company was founded in March, 2018.

Bradley Silver, President

Bradley Silver, President and co-founder is also a 3x startup founder with two exits including Brand Protect. He has extensive experience raising capital and has worked with investors such as Fidelity Investments, GenWealth Ventures, MaRS AF, Brigus Capital, and Greybrook. He has experience scaling companies to $30m+ in annual recurring revenue. Mr. Silver has been with RAD since June, 2021. Prior to that he served as the CEO of Atomic reach from November, 2010 until October 2021.

Emily Duban, President, RAD Amplify

Emily Duban is the President of RAD Amplify, a position she has held since January 2026. Emily has been with RAD since August 2023 and has held a variety of roles there. Prior to joining RAD, she was the Chief Digital Officer of MikeWorldWide, a position she held from July 2022 to August 2023. Prior this this, Emily was a Senior Partner and Global Head of Platforms at FleishmanHillard from July 2019 to June 2022. With more than two decades of experience steering global marketing teams and agency partnerships, she brings finely-tuned expertise in transforming AI-driven insights into measurable revenue outcomes.

Rick Song, CEO, RAD Amplify

Rick Song is the CEO of RAD Amplify, a position that he has held since January 2026. Prior to joining RAD, Rick was the President at the Brand Innovators Strategy Group from March 2023 to January 2026. Rick also worked at Nielsen from June 2019 to February 2023, holding a number of roles. Rick brings 25+ years of experience across digital, media, and technology and has helped scale startups to multi-billion-dollar enterprises, led teams of 200+, served as CRO of two public companies, and participated in multiple successful exits.

Steven Silver, Chief Operating Officer

Steven Silver is the COO of RAD Intel, a position that he has held since June 2025. Prior to this role, Steven served as CEO of Kew Media Group from 2016-2020, Partner + Co-Founder of Blue Ice Group from 2005-2017, and Vice President at Entertainment One from 2008-2010. After decades leading, scaling, and operating global production businesses, he brings a disciplined, systems-driven approach to RAD’s expansion across AI-driven marketing and intelligence.

Aaron Kuntz, Director

Aaron Kuntz, Director, is a lifelong entrepreneur, investor and advisor for several growth stage start-ups. He has been an early stage investor in industries like artificial intelligence, real estate, e-commerce, hospitality and food and beverage. Apart from RAD AI, Aaron is the president and owner of Consumer Credit Marketing, Inc., a marketing services company catering to consumer financial industries, a role in which he has been serving since 2008. Mr. Kuntz has been with RAD since February, 2018.

16

Joseph Freedman, Chairman

Joe Freedman, co-founder and chairman, is a private equity investor and corporate director with more than 25 years of industry experience. His most recent experience includes 18 years at Brookfield Asset Management, one of the world’s leading private equity and alternative asset management firms. Now retired from Brookfield, Mr. Freedman is a director of several private and public companies and non-profit organizations including Bridgemarq Real Estate Services (TSX:BRE) and the Canadian Civil Liberties Association. Mr. Freedman has served on the board of RAD since August, 2021. Prior to that, he served as the chairman for Make Space Inc. starting in March 2016, which is a role he still holds.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the year ended December 31, 2025, the Company compensated its three highest paid executive officers and directors as follows:

Name	Capacities in which compensation was received	Cash Compensation	Other Compensation	Total Compensation
Jeremy Barnett	CEO, Director	$540,518	$0	$540,518
Bradley Silver	President, Director	$513,379	$0	$513,379
Steven Silver	COO	$281,449	$0	$281,449

For the year ended December 31, 2025, the Company did not compensate any of its directors in their capacity as directors. There were 5 individuals in this group.

ITEM 4: SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following information on the security ownership of management and others is as of December 31, 2025 of the Company’s voting securities:

Title of Class	Name and address of beneficial owner (1)		Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable		Percent of class (2)
Officers and Directors
Class A Common Stock	Joseph Freedman	(3)	18,186,854	3,407,992 19,850,818	(4) (5)	34.23%
Class A Common Stock	Jeremy Barnett		5,384,996	26,076,000	(4)	25.40%
Class A Common Stock	Bradley Silver		25,899	31,734,247	(4)	24.52%
Class A Common Stock	All Officers & Directors as a group		27,633,648	63,754,967 20,117,483	(4) (5)	61.38%

Other Significant Holders
Class A Common Stock	WeFunder SPV	(6)	23,310,088	0		23.83%

(1)	The following address may be used for each holder: 1133 Lincoln Blvd, #1133, Venice, CA 90291
(2)	The final column (Percent of Class) includes a calculation of the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other people exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column will not add up to 100%.
(3)	Includes 593,730 that Joseph Freedman holds via WeFunder SPV.
(4)	Includes shares of Class A Common Stock issuable through the exercise of options.
(5)	Includes shares of Class A Common Stock issuable through the exercise of warrants.
(6)	The Company previously raised capital via Regulation CF in 2022 and 2023 via Wefunder. The shareholders who invested in this round are consolidated via a Special Purpose Vehicle.

17

ITEM 5: INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

As of December 31, 2025 and 2024, the Company had $194,881 and $11,340, respectively, in amounts due from related parties. The balance as of December 31, 2025 includes post-deconsolidation receivables from Atomic Reach of approximately $130,000 and payable to Atomic Reach of $15,000. The amounts are unsecured, non-interest bearing, and due on demand. During the year ended December 31, 2025, the Company received net repayments of related party advances of $95,727.

On October 7, 2022, the Company issued a convertible note in the amount of $500,000 to Joseph Freedman, an existing major shareholder and director of the Company. During the year ended December 31, 2025, the Company repaid $100,000 in principal and $300,000 in accrued interest through four cash wire transfers to the Holder. The remaining principal of $400,000, with an estimate fair value of $330,933 was converted into 2,666,667 shares of Class A common stock.

ITEM 6: OTHER INFORMATION

None.

18

To the Board of Directors of

RAD Technologies, Inc.

Venice, California

INDEPENDENT AUDITOR’S REPORT

Opinion

We have audited the accompanying consolidated financial statements of RAD Technologies, Inc. and its subsidiary (collectively, the “Company”) which comprise the consolidated balance sheets as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above presents fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2025 and 2024, and the results of its consolidated operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the consolidated financial statements, the Company has not generated profits since inception and has sustained net losses of $19,931,337 and $8,539,470 for the years ended December 31, 2025 and 2024, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2025 and 2024. As of December 31, 2025, the Company had an accumulated deficit of $40,508,528. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statements that is free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Artesian CPA, LLC

1312 17th Street, #462 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

F-1

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado

April 29, 2026

Artesian CPA, LLC

1312 17th Street, #462 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

F-2

	December 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$7,438,572	$277,938
Escrow receivable	806,054	189,899
Accounts receivable, net	438,841	92,591
Prepaid expenses and other current assets	238,432	35,626
Accrued revenue	15,000	-
Due from related parties	194,881	11,340
Deposits	109,306	34,845
Current assets of discontinued operations	-	11,325
Total current assets	9,241,086	653,564
Property and equipment, net	-	4,260
Intangible assets, net	716,279	1,932,601
Total assets	$9,957,365	$2,590,425

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$393,530	$960,064
Accrued expenses and other current liabilities	1,068,076	169,537
Deferred revenue	116,250	-
Accrued interest	19,042	331,192
Current liabilities of discontinued operations	-	30,769
Total current liabilities	1,596,898	1,491,562
Long-term debt	500,000	500,000
Convertible notes at fair value, net of unamortized discount	-	513,135
Total liabilities	2,096,898	2,504,697

Commitments and contingencies

Stockholders’ equity:
Common stock, Class B, $0.0001 par value, 150,000,000 shares authorized, 67,479,106 and 22,009,228 shares issued and outstanding as of December 31, 2025 and 2024, respectively	6,747	2,201
Common stock, Class A, $0.0001 par value, 250,000,000 shares authorized, 97,807,475 and 98,415,337 shares issued and outstanding as of December 31, 2025 and 2024, respectively	9,782	9,842
Additional paid-in capital	48,470,826	35,451,048
Accumulated deficit	(40,508,528)	(35,869,007)
Accumulated other comprehensive income (loss)	(118,360)	491,644
Total stockholders’ equity	7,860,467	85,728
Total liabilities and stockholders’ equity	$9,957,365	$2,590,425

F-3

	Year Ended December 31,
	2025	2024

Net revenues	$2,161,000	$1,151,637
Cost of net revenues	2,386,338	1,569,483
Gross profit (loss)	(225,338)	(417,846)
Operating expenses:
General and administrative	4,856,834	3,315,285
Research and development	2,173,711	1,306,867
Sales and marketing	12,739,049	3,259,604
Total operating expenses	19,769,594	7,881,756

Loss from operations	(19,994,932)	(8,299,602)

Other income (expense), net:
Interest income	826	697
Other income	2,856	16,991
Change in fair value of convertible notes	119,041	(14,237)
Interest expense	(59,128)	(243,319)
Total other income (expense), net	63,595	(239,868)

Net loss	(19,931,337)	(8,539,470)
Other comprehensive loss	(21,118)	(87,480)
Net comprehensive loss	$(19,952,455)	$(8,626,950)

Weighted average common shares outstanding - basic and diluted	133,895,860	112,500,769
Net loss per common share - basic and diluted	$(0.15)	$(0.08)

F-4

	Common Stock				Additional			Accumulated Other	Total
	Class B		Class A		Paid-in	Subscription	Accumulated	Comprehensive	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	Income (loss)	Equity
Balances at December 31, 2023	6,030,303	$603	98,415,337	$9,842	$29,542,800	$(364,800)	$(27,329,537)	$579,124	$2,438,031
Issuance of common stock pursuant to Regulation CF, net of offering costs	15,978,925	1,598	-	-	5,164,180	364,800	-	-	5,530,578
Stock based compensation	-	-	-	-	744,068	-	-	-	744,068
Currency translation adjustment	-	-	-	-	-	-	-	(87,480)	(87,480)
Net loss	-	-	-	-	-	-	(8,539,470)	-	(8,539,470)
Balances at December 31, 2024	22,009,228	2,201	98,415,337	9,842	35,451,048	-	(35,869,007)	491,644	85,728
Issuance of common stock pursuant to Regulations A and D, net of offering costs	41,870,680	4,187	-	-	25,595,392	-	-	-	25,599,579
Issuance of common stock for cash	354,321	35	-	-	199,965	-	-	-	200,000
Deconsolidation of Atomic	-	-	-	-	(14,595,643)	-	15,291,816	(588,886)	107,287
Conversion of note payable into common stock	-	-	2,666,667	267	330,666	-	-	-	330,933
Conversion of shares by selling shareholders	3,290,947	329	(3,290,947)	(329)	-	-	-	-	-
Correction of shares	(46,070)	(5)	16,418	2	3	-	-	-	-
Stock based compensation	-	-	-	-	1,489,395	-	-	-	1,489,395
Currency translation adjustment	-	-	-	-	-	-	-	(21,118)	(21,118)
Net loss	-	-	-	-	-	-	(19,931,337)	-	(19,931,337)
Balances at December 31, 2025	67,479,106	$6,747	97,807,475	$9,782	$48,470,826	$-	$(40,508,528)	$(118,360)	$7,860,467

F-5

	Year Ended December 31,
	2025	2024

Cash flows from operating activities:
Net loss from continuing operations	$(19,931,337)	$(8,539,470)
Adjustments to reconcile net loss to net cash used in operating activities:
Bad debt expense	-	25,000
Depreciation	4,260	2,946
Amortization	1,216,322	1,216,322
Change in fair value of convertible notes	(119,041)	14,237
Amortization of debt discount	36,839	72,292
Stock-based compensation	1,489,395	744,068
Changes in operating assets and liabilities:
Accounts receivable	(346,250)	149,084
Prepaid expenses and other current assets	(202,806)	1,041
Accrued revenue	(15,000)	-
Accounts payable	(566,534)	757,367
Accrued interest	(312,150)	149,228
Deferred revenue	116,250	-
Accrued expenses and other current liabilities	898,539	104,390
Net cash used in operating activities from continuing operations	(17,731,514)	(5,303,495)
Net cash used in operating activities from discontinued operations	29	(26,521)
Net cash used in operating activities	(17,731,485)	(5,330,016)
Cash flows from investing activities:
Deposits	(72,796)	-
Net cash used in investing activities from continuing operations	(72,796)	-
Cash flows from financing activities:
Repayments to related parties	(95,727)	(2,978)
Repayment of convertible notes	(100,000)	-
Issuance of common stock, net of offering costs	25,599,579	4,975,879
Issuance of common stock for cash	200,000	-
Change in escrow receivable	(616,155)	364,800
Net cash provided by financing activities from continuing operations	24,987,697	5,337,701
Net change in cash and cash equivalents	7,183,416	7,685
Effect of exchange rate on cash	(22,782)	(84,530)
Cash and cash equivalents at beginning of year	277,938	354,783
Cash and cash equivalents at end of year	$7,438,572	$277,938

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$371,278	$19,573

Supplemental disclosure of non-cash investing and financing activities:
Escrow receivable	$806,054	$189,899
Conversion of convertible notes into common stock	$330,933	$-

Supplemental disclosure of non-cash activities related to deconsolidation:
Current assets of discontinued operations	$11,325	$-
Due to related parties, net	$87,814	$-
Current liabilities of discontinued operations	$30,798	$-
Additional paid-in capital	$14,595,643	$-
Accumulated deficit	$15,291,816	$-
Accumulated other comprehensive income	$588,886	$-

F-6

RAD Technologies, Inc.

Notes to Consolidated Financial Statements

December 31, 2025 and 2024

(Expressed in United States Dollars)

1. NATURE OF OPERATIONS

RAD Technologies, Inc. (the “Company” or “RAD”) is a Delaware corporation formed on March 6, 2018. The Company operates an artificial intelligence-driven marketing technology platform that connects brand advertisers with consumers through influencer campaigns, audience analytics, content optimization, and paid media execution. The Company’s proprietary AI platform enables clients to identify audiences, discover influencers, rank content, and optimize paid media campaigns prior to budget deployment.

On June 28, 2021, the Company formed a wholly-owned subsidiary, RAD Canada Inc. (“RAD Canada”) in the Province of Ontario, Canada. On August 5, 2021, RAD Canada entered into an Asset Purchase Agreement (“Agreement” or “Merger”) with Atomic Reach Inc. (“Atomic Reach” or “AR”) whereby Atomic Reach agreed to sell, convey, assign, transfer and deliver to RAD Canada substantially all of the assets, property and undertaking of and relating to the AR business, including its developed artificial intelligence technology platform, in exchange for newly issued shares of RAD common stock. See Notes 3 and 5 for further detail.

The Company also operates through Altivera Vision, Inc. (“Altivera”), formerly operating under the name VisAI Partners Inc., a variable interest entity (“VIE”) that is consolidated by the Company. Altivera leverages the Company’s artificial intelligence infrastructure, data analytics capabilities, and digital marketing platforms to support patient acquisition and retention strategies and clinical communication approaches for healthcare provider clients. Although the Company does not hold any equity interests in Altivera as of December 31, 2025, the Company has determined that Altivera is a VIE for which the Company is the primary beneficiary because the Company has the power to direct the activities that most significantly impact Altivera’s economic performance and has the obligation to absorb losses and the right to receive benefits from Altivera that could potentially be significant to it. Accordingly, Altivera’s accounts have been consolidated with those of the Company in these consolidated financial statements (see Note 4 — Basis of Consolidation).

In early 2026, the Company formalized a holding company operating structure and incorporated two additional wholly-owned subsidiaries: RAD Amplify Inc., a marketing services business providing campaign development, influencer marketing support, and related advertising services to brands and agencies; and Lickly Inc., a software-as-a-service platform supporting influencer discovery, campaign coordination, and creator marketing workflow management. See Note 15 — Subsequent Events.

2. GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise a substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception and has sustained net losses of $19,931,337 and $8,539,470 for the years ended December 31, 2025 and 2024, respectively, and has incurred negative cash flows from operations for the years then ended. As of December 31, 2025, the Company had an accumulated deficit of $40,508,528. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements.

F-7

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the year ended December 31, 2025, the Company raised approximately $24.79 million through Regulation A and Regulation D equity offerings and ended the year with cash of $7,438,572. During the next twelve months, the Company intends to continue funding operations through additional equity offerings under its existing offering circular, growth of its influencer marketing platform revenues, and, if necessary, debt financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, operating results, and ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result from these uncertainties.

3. REVERSE MERGER ACCOUNTING

In August 2021, the Company entered into an agreement with Atomic Reach, a content AI technology company based in Toronto to combine the business and operations of both companies. The transaction was structured as a business combination of Atomic Reach’s assets by RAD Canada Inc. (“Buyer”) in exchange for newly issued 37,521,716 shares of RAD, followed by distribution of such shares by way of a return of capital to AR shareholders in redemption of their AR shares.

The business combination was accounted for as a reverse recapitalization in accordance with GAAP as Atomic Reach has been determined to be the accounting acquirer, primarily due to the fact that Atomic Reach stockholders control the post-combination Company. Under this method of accounting, while RAD is the legal acquirer, it is treated as the “acquired” company for financial reporting purposes.

The net assets of RAD were stated at historical cost, with no goodwill or other intangible assets recorded. The historical financial statements of Atomic Reach for periods prior to the consummation of the merger reflect only the operations and financial condition of Atomic Reach. Subsequent to the consummation of the merger, the financial statements of Atomic Reach will include the combined operations and financial condition of Atomic Reach, RAD and RAD Canada operations.

The balances of additional paid-in capital and accumulated deficit has been adjusted as of December 31, 2022 to conform with ASC 805, Business Combination, which requires to reflect the retained earnings and other equity balances of the legal subsidiary, Atomic Reach, in the consolidated financial statements. The adjustment has no effect on the total stockholders’ equity.

Discontinued Operations

In accordance with the provisions of ASC 205-20, the Company has excluded the results of discontinued operations from its results of continuing operations in the accompanying consolidated statements of operations for the years ended December 31, 2025 and 2024. Atomic Reach did not have any discontinued operations for the years ended December 31, 2025 and 2024.

Deconsolidation

Atomic Reach was deconsolidated from the consolidated group effective April 8, 2025, as described in Note 5.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“US GAAP”). The Company has adopted the calendar year as its basis of reporting.

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements.

F-8

Basis of Consolidation

The consolidated financial statements include the accounts of RAD, RAD Canada, and Altivera. As of December 31, 2025, the Company does not hold an equity interest in Altivera; however, the Company has a controlling financial interest and is considered the primary beneficiary. Accordingly, Altivera is consolidated in the accompanying financial statements under the variable interest entity (VIE) model in accordance with ASC 810, Consolidation. Atomic Reach is included in the consolidated financial statements through April 8, 2025, the date of deconsolidation (see Note 5). Intercompany balances, and income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

In accordance with ASC 810, the Company consolidates an entity that is VIE when it holds a controlling financial interest and is deemed to be the primary beneficiary. An entity is considered to be the primary beneficiary when, along with its affiliates and agents, it has both: (i) the power to direct the activities that most significantly impact the VIE’s economic performance; and (ii) the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. The Company reassesses whether an entity is a VIE only upon the occurrence of certain triggering events and continuously evaluates its consolidated VIE to determine whether it remains the primary beneficiary.

The consolidated balance sheet as of December 31, 2025 includes VIE assets consisting of $150,000 of cash and $63,000 of prepaid expenses, and liabilities consisting of $546,370 of related party payables, which are eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of the accompanying consolidated financial statements include deferred income tax assets, valuation of stock options, fair value of convertible notes, and reserves for commitments and contingencies. Any adjustments applied to estimates are recognized in the period in which such adjustments are determined.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

Concentrations of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of December 31, 2025, the Company’s cash and cash equivalents exceeded the FDIC insured limits by $6,275,448 (2024: $0).

Accounts Receivable

Accounts receivable are recorded at a net realizable value or the amount that the Company expects to collect on gross customer trade receivables. The Company estimates losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2025 and 2024, the Company determined that no reserve allocation was necessary. The Company wrote off $0 and $25,000 of accounts receivable for the years ended December 31, 2025 and 2024, respectively.

Subscriptions Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a stock subscription receivable as an asset on the consolidated balance sheet. When stock subscription receivables are not received prior to the issuance of consolidated financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the stock subscription receivable is reclassified as a contra account to stockholders’ equity. As of December 31, 2025 and 2024, subscription receivable was $0. The Company had escrow receivables of $806,054  and $189,899 as of December 31, 2025 and 2024, respectively.

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements.

F-9

Deposits

As of December 31, 2025 and 2024, the Company held short-term deposits amounted to $36,510 and $34,845, respectively, as collateral for credit cards.

As of December 31, 2025, the Company had a deposit of $72,796, representing amount paid for exclusivity period in connection with the planned acquisition of a marketing and advertising company, which was under due diligence as of the balance sheet date.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and impairments. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation, are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings. Depreciation is computed over the estimated useful lives of the related asset type using the straight-line method. The estimated useful lives for property and equipment consist of furniture and computers with a useful life of 3–5 years.

Acquisitions, Goodwill and Other Intangible Assets

The Company allocates the cost of an acquired business to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess value of the cost of an acquired business over the estimated fair value of the assets acquired and liabilities assumed is recognized as goodwill.

Intangible Assets

Intangible assets are stated at their historical cost less accumulated amortization and impairment. The Company’s intangible assets consist of developed technology pursuant to the Atomic Reach merger, held by RAD Canada Inc. The estimated useful life for the technology is five years, amortized on a straight-line basis.

Impairment of Long-lived Assets

Long-lived assets, such as property, equipment, and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. As of December 31, 2025 and 2024, there was no impairment for long-lived assets.

Related Party Transactions

The Company follows FASB ASC subtopic 850-10, “Related Party Disclosures”, for the identification of related parties and disclosure of related party transactions. Related parties include affiliates, principal owners, management, and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other.

Foreign Currency Translation

The Company’s consolidated financial statements are presented in US Dollars, which is also the functional currency of RAD Technologies, Inc. The functional currency of RAD Canada Inc. is the Canadian dollar (CAD). All assets and liabilities are translated into US Dollars at the balance sheet date; stockholders’ equity, property and equipment, and intangible assets are translated at historical rates; and revenue and expense accounts are translated at the average exchange rate for the period. The translation adjustments are reported as accumulated other comprehensive income (loss) within stockholders’ equity. Transaction gains and losses arising from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the consolidated statements of operations.

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements.

F-10

Comprehensive Loss

Comprehensive loss includes net loss as well as other changes in stockholders’ equity that result from transactions and economic events other than those with stockholders. During the years ended December 31, 2025 and 2024, the Company’s only element of other comprehensive loss was gains and losses from foreign currency translations.

Reclassification of Expenses

Certain prior period amounts have been reclassified to conform to the current period presentation. Specifically, general and administrative expenses of $312,477 have been reclassified to sales and marketing expenses and reclassification of debt of $500,000 to non-current shown in long-term debt to enhance the clarity and comparability of the Company’s financial statements. This reclassification had no impact on total operating expenses, net loss, or cash flows as previously reported.

Income Taxes

RAD is a corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers. The Company determines revenue recognition through the following steps: (i) identification of a contract with a customer; (ii) identification of the performance obligations in the contract; (iii) determination of the transaction price; (iv) allocation of the transaction price to the performance obligations in the contract; and (v) recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The Company derives its revenues primarily from campaign-based influencer marketing services (channel fees). Customers engage with the Company by confirming a total budget dedicated to a specific campaign; the Company then executes the influencer campaign deliverables including creator identification, content coordination, paid media placement, and performance reporting. Channel fees are recognized over time throughout the term of the agreed-upon campaign as performance obligations are satisfied. In prior periods, the Company also derived revenue from software licensing fees for access to its AI platform (licensing fees), which were recognized ratably over the subscription term.

Revenue by source consisted of the following for the years ended December 31, 2025 and 2024:

	Year Ended December 31,
	2025	2024
Channel fees	$2,161,000	$1,138,137
Licensing fees	-	13,500
Net revenues	$2,161,000	$1,151,637

Concentration Risks on Revenue

The Company’s revenues carry significant concentrations with one customer representing approximately 86% of total revenues for the year ended December 31, 2025. The Company’s revenues carry significant concentrations with four customers representing approximately 82% of total revenues (35%, 22%, 15% and 11%) for the year ended December 31, 2024. Loss of any of these customers would have a material adverse impact on the Company’s operations.

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements.

F-11

Contract Balances

The Company invoices customers based upon contractual billing schedules, and accounts receivable are recorded when the right to consideration becomes unconditional. The following table summarizes the accounts receivable balance as of December 31, 2025 and 2024:

	December 31,
	2025	2024
Accounts receivable, gross	$438,841	$92,591
Allowance for doubtful accounts	-	-
Accounts receivable, net	$438,841	$92,591

	December 31,
	2025	2024
Beginning balance	$92,591	$266,675
New invoices issued	2,161,000	1,151,637
Payments received	(1,814,750)	(1,300,721)
Bad debt	-	(25,000)
Ending balance	$438,841	$92,591

As of December 31, 2025, the Company had $116,250 in deferred revenue and $15,000 in accrued revenue.

Cost of Net Revenues

Cost of revenues for marketing campaigns represents direct payouts to recipients who have earned the monies and/or have incurred direct expenses associated with events held. Cost of revenues also includes fees paid to talent, influencer procurement, and other direct costs of servicing the campaign including contract labor. Cost of revenues also includes amortization of the Company’s intangible assets pertaining to developed technology.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2025 and 2024 amounted to $7,941,448 and $2,026,650, respectively, which are included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company’s products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation — Stock Compensation. The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense using the straight-line method. The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. Forfeitures are recognized as they occur.

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements.

F-12

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2025 and 2024, diluted net loss per share is the same as basic net loss per share. Potentially dilutive items included the following:

	Year Ended December 31,
	2025	2024
Options	83,777,323	42,201,755
Warrants	22,109,476	22,177,582
Convertible notes	-	2,705,774
Total potentially dilutive shares	105,886,799	67,085,111

As of December 31, 2024, there was an estimated number of 2,705,774 dilutive shares based on the terms of the Company’s outstanding convertible note (see Note 8). As of December 31, 2025, the convertible note was fully settled through cash repayments and majority conversion to equity (see Notes 8 and 9).

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed. As of December 31, 2025 and 2024, there were no deferred offering costs.

Fair Value of Financial Instruments

The carrying value of the Company’s financial instruments included in current assets and current liabilities (such as cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses) approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company’s assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The Company’s convertible note is recorded as a Level 3 liability, valued using the fair value option under ASU 2020-06. The primary reason for electing the fair value option is for simplification of accounting for the convertible note at fair value in its entirety versus bifurcation of the embedded derivatives. The significant inputs to the valuation of the convertible note at fair value are Level 3 inputs since they are not observable directly. As of December 31, 2025, the convertible note was fully settled through cash repayments and majority conversion to equity, and accordingly the fair value was $0. As of December 31, 2024, the fair value was determined using the underlying common stock price of $0.35, estimated term of 1.90 years, annual volatility rate of 70%, and discount rate of 4.24%. See Note 8 for fair value leveling tables and level 3 valued roll forward schedules.

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements.

F-13

Recently Issued and Adopted Accounting Pronouncements

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendments in this update provide a practical expedient permitting an entity to assume that conditions at the balance sheet date remain unchanged over the life of the asset when estimating expected credit losses for current classified accounts receivable and contract assets. This update is effective for annual periods beginning after December 15, 2025, including interim periods within those fiscal years. Adoption of this ASU can be applied prospectively for reporting periods after its effective date. Early adoption is permitted. The Company is currently evaluating the provisions of this ASU and do not expect this ASU to have a material impact on the consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which focuses on the rate reconciliation and income taxes paid. This ASU is effective for the Company for annual periods beginning after December 15, 2024. The Company adopted this standard effective January 1, 2025.The FASB issues ASUs to amend the authoritative literature in ASC.

Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us, or (iv) are not expected to have a significant impact on our consolidated financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

5. DECONSOLIDATION OF ATOMIC REACH INC.

Background and Transaction

Atomic Reach Inc. (“Atomic Reach”) is a Canadian entity incorporated under the laws of the Province of Ontario. As described in Note 3, the August 2021 reverse recapitalization resulted in Atomic Reach being the accounting acquirer and parent, with RAD Technologies, Inc. as the accounting subsidiary. As a result, the deconsolidation of Atomic Reach described below represents Atomic Reach’s loss of control over RAD — the accounting subsidiary — and is presented accordingly.

On April 8, 2025, the Board of Directors of Atomic Reach approved the distribution of its holdings of RAD Technologies common shares to Atomic Reach’s individual shareholders in redemption of their respective Atomic Reach interests for no monetary consideration. Following the transfer, Joseph Freedman assumed full and independent management control of Atomic Reach, which thereafter began operating as an independent lending business. There are no voting agreements, proxy arrangements, or continuing business relationships between RAD and Atomic Reach subsequent to the transfer.

Accounting Treatment

The transaction is characterized as a pro-rata split-off of shares of RAD (the accounting subsidiary) by Atomic Reach (the accounting parent) to Atomic Reach’s shareholders, within the scope of ASC 505-60 and ASC 845-10, Nonmonetary Transactions. Under the carryover basis model in ASC 845-10-30-10, the distribution is measured at the carrying amount of the net assets removed, and no gain or loss is recognized in the consolidated statements of operations. The transaction is recorded entirely within stockholders’ equity.

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements.

F-14

Net Assets Removed

The following table presents the carrying amounts of Atomic Reach’s assets and liabilities removed from the consolidated balance sheet at the deconsolidation date:

Amount
Assets
Accounts receivable	$11,325
Shareholder advance receivable	1,312
Due from RAD Technologies, Inc. (intercompany)	15,000
Total assets	$27,637
Liabilities
Accounts payable	$(11,826)
Accrued liabilities	(8,003)
GST payable	(12,282)
Due to RAD Canada Inc. (intercompany)	(102,814)
Total liabilities	(134,924)
Net liabilities removed	$(107,287)

Impact on Stockholders’ Equity

The deconsolidation resulted in the following adjustments within stockholders’ equity, as reflected in the consolidated statement of changes in stockholders’ equity:

Component	Amount
Accumulated deficit	$15,291,816
Accumulated other comprehensive income — CTA reclassified to APIC	(588,886)
Additional paid-in capital	(14,595,643)
Net impact on total stockholders’ equity	$107,287

At the date of deconsolidation, the accumulated other comprehensive income of $588,886, which pertains to cumulative translation adjustments related to Atomic Reach, was reclassified to additional paid-in capital upon deconsolidation. This reclassification is equity-neutral.

The intellectual property transferred to RAD Canada Inc. in August 2021 has resided with RAD Canada at all times and was not part of the assets deconsolidated upon Atomic Reach’s departure from the consolidated group. Atomic Reach retained only a limited, non-exclusive, royalty-free API license to use the platform for its own internal business purposes.

Intercompany Receivables

Following deconsolidation, the intercompany balances were reclassified as arm’s-length external balances. As of the reporting date, RAD Technologies, Inc. has a payable of $15,000 to Atomic Reach, while RAD Canada Inc. has a receivable of approximately $103,000 from Atomic Reach. Accordingly, the Company’s net receivable position from Atomic Reach is approximately $115,000, which is presented within “Due from related parties” on the consolidated balance sheet. Management has confirmed that Atomic Reach has sufficient liquidity to settle these obligations in full, and no allowance for doubtful accounts has been recorded against these receivables.

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements.

F-15

Discontinued Operations

In accordance with the provisions of ASC 205-20, the Company has excluded the results of Atomic Reach from its results of continuing operations in the accompanying consolidated statements of operations for all periods presented. The following table presents the aggregate carrying amounts of the assets and liabilities of discontinued operations as of December 31, 2025 and 2024:

	December 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$-	$-
Accounts receivable	-	11,325
Current assets of discontinued operations	$-	$11,325

LIABILITIES
Current liabilities:
Accounts payable	$-	$11,826
Accrued expenses and other current liabilities	-	18,943
Current liabilities of discontinued operations	$-	$30,769

Atomic Reach did not have any discontinued operations for the years ended December 31, 2025 and 2024.

6. PROPERTY AND EQUIPMENT

As of December 31, 2025 and 2024, property and equipment consist of furniture and computer equipment. Net book value as of December 31, 2025 was $0 (2024: $4,260). Depreciation expense for the years ended December 31, 2025 and 2024 was $4,260 and $2,946, respectively.

7. INTANGIBLE ASSETS

As of December 31, 2025 and 2024, intangible assets consist of:

	December 31,
	2025	2024
Developed technology	$6,081,610	$6,081,610
Less: Accumulated amortization	(5,365,332)	(4,149,009)
Intangible assets, net	$716,279	$1,932,601

Amortization expense for intangible assets for the years ended December 31, 2025 and 2024 was $1,216,322 and $1,216,322, respectively. The developed technology represents the Atomic AI platform transferred to RAD Canada Inc. in August 2021 pursuant to the Asset Purchase Agreement with Atomic Reach. The remaining carrying value will be fully amortized during the year ending December 31, 2026.

8. DEBT

Economic Injury Disaster (EIDL) Loan

The Company obtained Economic Injury Disaster (EIDL) loans from the U.S. Small Business Administration in the aggregate principal amount of $500,000, comprising a $250,000 loan obtained on April 10, 2020 and a second $250,000 loan obtained on August 16, 2021. The loans bear interest at a fixed rate of 3.75% per annum and mature 30 years from the respective dates of the loans. The loans are secured by the assets of the Company.

As of December 31, 2025 and 2024, the principal outstanding on the loans was $500,000. During the year ended December 31, 2025, the Company made cash interest payments of $30,900 in partial settlement of accrued interest (2024: $19,573). Accrued interest on the EIDL as of December 31, 2025 and 2024 amounted to $19,042 and $31,192, respectively. Interest expense on the EIDL for the years ended December 31, 2025 and 2024 was $18,750 and $18,801, respectively.

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements.

F-16

Convertible Notes

The Company entered into a $500,000 (“Principal Amount”) convertible promissory note (“Note”) with Joseph Freedman, an existing major shareholder and director of the Company (“Holder”), on October 17, 2022 (“Date of Issuance”). Unless earlier retired or converted, the outstanding balance of this Note is due and payable by the Company at any time on or after October 16, 2028 at the Company’s election or upon demand by the Holder. The Note is secured by all assets of the Company.

The Company may satisfy this Note in full by repaying the Principal Amount at any time within 12 months from the Date of Issuance; by repaying 130% of the Principal Amount between 12 and 24 months; by repaying 160% between 24 and 36 months; or by repaying 200% of the Principal Amount after 36 months from the Date of Issuance. The Holder may accelerate payment at any time after 24 months from the Date of Issuance. At any time at the election of the Holder, the Note will convert into common shares at a conversion price equal to the lower of: (i) a 20% discount to the lowest per share price of the equity securities issued in the next equity financing; and (ii) the lowest per share price of the crowd funding financing.

During the year ended December 31, 2025, the Company repaid $100,000 in principal and $300,000 in accrued interest through four cash wire transfers to the Holder. The remaining principal of $400,000, with an estimate fair value of $330,933 was converted into 2,666,667 shares of Class A common stock. During the years ended December 31, 2025 and 2024, the Company incurred $0 and $150,000 of interest expense, respectively, in connection with this Note. Accrued interest on the convertible note as of December 31, 2025 and 2024 was $0 and $300,000, respectively (included within accrued interest on the consolidated balance sheet).

In connection with the convertible note, the Company granted an aggregate of 19,850,818 warrants to the Holder with an exercise price of $0.18 per share. The fair value of the relative debt warrants was $433,753, recognized as a debt discount being amortized to interest expense over the life of the note. Amortization of debt discount for the years ended December 31, 2025 and 2024 was $36,839 and $72,292, respectively. The Company has elected the fair value option under ASU 2020-06 for this note. As of December 31, 2025 and 2024, the convertible note payable at fair value was $0 and $513,135, respectively (see Fair Value Measurements below).

Fair Value Measurements — Convertible Note

The Company’s financial liabilities subject to fair value measurements on a recurring basis and the level of inputs used for such measurements were as follows:

Fair Value as of December 31, 2025 Using:
	Level 1	Level 2	Level 3	Total
Liabilities:
Convertible notes	$-	$-	$-	$-
	$-	$-	$-	$-

	Fair Value as of December 31, 2024 Using:
	Level 1	Level 2	Level 3	Total
Liabilities:
Convertible notes	$-	$-	$513,135	$513,135
	$-	$-	$513,135	$513,135

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements.

F-17

The following table presents the activity of the convertible note for the years ended December 31, 2025 and 2024:

Convertible Notes
Balance, December 31, 2023	$426,606
Change in fair value	14,237
Amortization of debt discount	72,292
Balance, December 31, 2024	513,135
Repayment during the year	(100,000)
Amortization of debt discount	36,839
Change in fair value	(119,041)
Conversion of principal to common stock	(330,933)
Balance, December 31, 2025	$1

There were no transfers between levels of the fair value hierarchy during the years ended December 31, 2025 and 2024.

9. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 250,000,000 shares of Class A common stock and 150,000,000 shares of Class B non-voting common stock, each at a par value of $0.0001 per share. The Class A and Class B common stock are identical in all respects except with respect to voting rights — Class B common stockholders do not have voting rights — and conversion rights. Each share of Class A common stock is convertible, at the option of the holder and at any time, into one share of Class B common stock. Conversion is effected upon written notice from the holder to the Company. Shares of Class A common stock so converted are automatically cancelled, and the Company updates its books and records to reflect the conversion. Class B common stock is not convertible into Class A common stock.

2025 Equity Activity

The following summarizes all equity transactions during the year ended December 31, 2025, as reflected in the consolidated statement of changes in stockholders’ equity:

Regulation A and D offerings. The Company issued 41,870,680  shares of Class B common stock pursuant to Regulation A (39,671,841  shares) and Regulation D (2,198,839 shares) offerings for aggregate net proceeds of $25,599,579.

Issuance of common stock for cash. The Company issued 354,321 shares of Class B common stock for cash proceeds of $200,000.

Deconsolidation of Atomic Reach. The deconsolidation of Atomic Reach Inc. was recorded entirely within equity, decreasing APIC by $14,595,643, reducing accumulated deficit by $15,291,816, and reducing accumulated other comprehensive income by $588,886 for the reclassification of cumulative translation adjustment. Net equity impact was $107,287. See Note 5 for full detail.

Conversion of note payable. 2,666,667 shares of Class A common stock were issued upon conversion of convertible note, with estimated fair value of $330,933 at the time of conversion. See Note 8.

Sale of shares by selling shareholders. During the year ended December 31, 2025, certain selling shareholders converted 3,290,947 shares of Class A common stock into an equal number of shares of Class B common stock pursuant to Section 4.3 of the Company’s certificate of incorporation, which permits each holder of Class A common stock to convert any or all of such holder’s shares into Class B common stock on a one-for-one basis at the holder’s election. The resulting 3,290,947 shares of Class B common stock were sold by the selling shareholders to investors participating in the Company’s crowdfunding offering for aggregate proceeds of $1,645,761. The Company did not receive any proceeds from these secondary sales, and the transactions had no impact on the Company’s total shares outstanding or stockholders’ equity.

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements.

F-18

Correction of shares. During the year ended December 31, 2025, the Company adjusted to increase by 16,418 shares of Class A common stock and decrease by 46,070 shares of Class B common stock to reconcile with its shareholders’ report.

Stock-based compensation. $1,489,395 of non-cash stock-based compensation was recognized and credited to APIC during the year ended December 31, 2025. See Notes 10 and 11.

As of December 31, 2025, there were 97,807,475 shares of Class A common stock and 67,479,106  shares of Class B common stock issued and outstanding.

Stock Transactions — 2024

During the year ended December 31, 2024, the Company issued 15,978,925 shares of Class B common stock pursuant to Regulation CF and Regulation D offerings for aggregate net proceeds of approximately $5,165,778, net of offering costs. There was $189,899 of escrow receivables outstanding related to these issuances as of December 31, 2024. As of December 31, 2024, there were 98,415,337 shares of Class A common stock and 22,009,228 shares of Class B common stock issued and outstanding.

10. WARRANTS

In connection with the October 2022 convertible note (see Note 8), the Company issued 19,850,818 warrants to purchase common stock. The warrants have an exercise price of $0.18 per share, are immediately exercisable, and have a term of 10 years. The fair value of the relative warrants was $433,753, which was recognized as a debt discount and is being amortized to interest expense over the life of the convertible note.

In December 2024, the Company issued 45,455 warrants to purchase common stock with an exercise price of $0.33 per share and a term of 5 years. The fair value of the relative warrants was $11,040, recognized as stock-based compensation expense during the year ended December 31, 2024.

In 2025, the Company issued 434,000 warrants to purchase common stock in exchange for services rendered. The warrants have an exercise price of $0.12 per share, are immediately exercisable and have a term of 5 years. The fair value of the warrants was $265,843, which was recognized as stock-based compensation expense during the year ended December 31, 2025.

A summary of information related to warrants is as follows:

	Warrants	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2023	22,556,136	$0.19	$237,699
Granted	45,455	0.33
Exercised	-	-
Forfeited	(424,009)	0.02
Outstanding as of December 31, 2024	22,177,582	$0.19	$3,472,882
Granted	434,000	0.12
Exercised	-
Forfeited	(502,106)	0.02
Outstanding as of December 31, 2025	22,109,476	$0.19	$30,426

Vested and expected to vest at December 31, 2025	22,109,476	$0.19	$30,426
Exercisable as of December 31, 2025	22,109,476	$0.19	$30,426

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements.

F-19

The following table presents, on a weighted-average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of warrants granted:

	Year Ended December 31,
	2025	2024
Risk-free interest rate	3.74% - 3.88%	4.15%
Expected term (in years)	5.00	5.00
Expected volatility	70.00%	70.00%
Expected dividend yield	0.00%	0.00%

All warrants outstanding as of December 31, 2025 are fully vested and exercisable. The aggregate intrinsic value of warrants outstanding as of December 31, 2025 was $30,426 (2024: $3,472,882).

11. EQUITY INCENTIVE PLAN

The Company’s Board of Directors adopted the 2018 Equity Incentive Plan (the “Plan”) to attract, incentivize and retain employees, outside directors and consultants through the grant of awards. Options granted under the Plan may be ISOs (Incentive Stock Options) intended to qualify under Code Section 422 or NSOs (Non-statutory Stock Options). The Plan is effective for a term of ten years from the date of its adoption. The maximum aggregate number of shares that may be issued under the Plan is 92,508,059 (2024: 44,897,910) shares of common stock. As of December 31, 2025, there were 8,730,736 options available for issuance under the Plan.

To the extent that the aggregate fair market value of shares with respect to which options designated as incentive stock options are exercisable for the first time by any optionee during any calendar year exceeds $100,000, such excess options will be treated as non-statutory stock options.

The term of each option cannot be more than 10 years from the date of grant or such shorter term as may be provided in the option agreement and provided further that, in the case of an Incentive Stock Option granted to a person who at the time of such grant is a ten percent holder, the term of the option shall be 5 years from the date of grant thereof or such shorter term as may be provided in the option agreement.

A summary of information related to stock options is as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2023	41,851,755	$0.16	$1,458,056
Granted	1,100,000	0.28
Exercised	-	-
Forfeited	(750,000)	0.18
Outstanding as of December 31, 2024	42,201,755	$0.16	$7,905,258
Granted	43,035,180	0.13
Exercised	-
Forfeited	(1,459,612)	0.22
Outstanding as of December 31, 2025	83,777,323	$0.14	$179,912

Exercisable as of December 31, 2025	33,997,542	$0.15	$179,822
Exercisable as of December 31, 2024	29,637,038	$0.14	$1,438,555

The weighted-average remaining contractual term for stock options outstanding as of December 31, 2025 is approximately 8.0 years (2024: 7.3 years). The aggregate intrinsic value of options outstanding as of December 31, 2025 was $179,912 (2024: $7,905,258).

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements.

F-20

The following table presents, on a weighted-average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted to employees and directors:

	Year Ended December 31,
	2025	2024
Risk-free interest rate	3.77% - 3.97%	3.94% - 4.07%
Expected term (in years)	6.20	6.27
Expected volatility	70%	70%
Expected dividend yield	0%	0%

The total grant-date fair value of options granted during the years ended December 31, 2025 and 2024 was $3,512,938 and $207,531, respectively. Stock-based compensation expense for stock options of $1,223,552 and $733,029 was recognized under FASB ASC 718 for the years ended December 31, 2025 and 2024, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to $3,953,597 as of December 31, 2025 and will be recognized over a weighted-average period of 2.98 years.

Classification

Stock-based compensation expense was classified in the consolidated statements of operations as follows:

	Year Ended December 31,
	2025	2024
General and administrative	$1,183,103	$733,029
Sales and marketing	306,292	11,040
	$1,489,395	$744,068

12. RELATED PARTY TRANSACTIONS

Due from Related Parties

As of December 31, 2025 and 2024, the Company had $194,881 and $11,340, respectively, in amounts due from related parties. The balance as of December 31, 2025 includes post-deconsolidation receivables from Atomic Reach of approximately $130,000 and payable to Atomic Reach of $15,000 (see Note 5). The amounts are unsecured, non-interest bearing, and due on demand. During the year ended December 31, 2025, the Company received net repayments of related party advances of $95,727.

Convertible Note

On October 7, 2022, the Company issued a convertible note in the amount of $500,000 to Joseph Freedman, an existing major shareholder and director of the Company. See Note 8 for further detail. During the year ended December 31, 2025, the Company repaid $100,000 in principal and $300,000 in accrued interest through four cash wire transfers to the Holder. The remaining principal of $400,000, with an estimate fair value of $330,933 was converted into 2,666,667 shares of Class A common stock.

13. INCOME TAXES

The provision for income taxes for the years ended December 31, 2025 and 2024 consists of the following:

December 31,
	2025	2024
Current	$-	$-
Deferred	$-	$-
Provision for income taxes	$-	$-

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements.

F-21

A reconciliation of the U.S. federal income tax rate to the Company’s effective tax rate for the years ended December 31, 2025 and 2024 is as follows:

	2025		2024
	Amount	%	Amount	%
U.S federal statutory income tax	$(4,185,581)	21.0%	$(1,793,289)	21.0%
State tax rate, net of federal benefit	(1,391,207)	7.0%	(596,055)	7.0%
Foreign rate differential	1,117,672	(5.6%)	790,639	(9.3%)
Nondeductible expenses	432,514	(2.2%)	216,291	(2.5%)
Nontaxable income	(33,308)	0.2%	-	-
Change in valuation allowance	4,059,910	(20.4%)	1,382,414	(16.2%)
Effective tax rate	$-	0.0%	$-	0.0%

Significant components of the Company’s deferred tax assets as of December 31, 2025 and 2024 are as follows:

	December 31,
	2025	2024
Deferred tax assets:
Net operating loss carryover	$8,092,238	$5,577,486
Depreciation and amortization	101,922	101,922
Deferred tax assets	8,194,160	5,679,408
Valuation allowance	(8,194,160)	(5,679,408)
Net deferred tax assets	$-	$-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of December 31, 2025 and 2024. The valuation allowance increased by approximately $2.51 million and $1.46 million  during the years ended December 31, 2025 and 2024, respectively. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the years ended December 31, 2025 and 2024, the Company had US cumulative net operating loss (“NOL”) carryforwards of approximately $25.7 million and $11.2 million, and Canadian NOL carryforwards of approximately $6.0 million and $15.3 million , respectively. Approximately $12.2 million  of the Canadian NOL carryforwards related to Atomic Reach Inc. were removed from the consolidated group as part of the deconsolidation effective April 8, 2025 (see Note 5).

The US NOL carryforward does not expire and is subject to an 80% limitation on taxable income. The Canadian NOL expires after 20 years. Utilization of NOL carryforwards to reduce future income taxes will depend on the Company’s ability to generate sufficient taxable income prior to the expiration of the carryforwards.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority. As of December 31, 2025 and 2024, the Company had no unrecognized tax benefits and no accrued interest and penalties related to uncertain tax positions.

As of each reporting date, the Company considers new evidence, both positive and negative, that could impact its view with regard to future realization of available deferred tax assets. For the year ended December 31, 2025 and 2024, the Company did not recognize an income tax benefit for any of its deferred tax assets, primarily related to net operating loss carryforwards, because the Company determined that sufficient negative evidence continued to exist to conclude it was uncertain that the Company would have sufficient future taxable income to utilize its deferred tax assets.

The Company is currently delinquent on certain of its income tax returns, and may be subject to interest and penalties.

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements.

F-22

14. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2025, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s operations.

15. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from January 1, 2026, through April 29, 2026, which is the date the consolidated financial statements were available to be issued.

The following events occurred subsequent to December 31, 2025 and are disclosed herein.

Holding Company Structure and New Subsidiaries. In early 2026, the Company formalized a holding company operating structure intended to support the management of multiple operating businesses built around the Company’s technology platform. In February 2026, the Company incorporated two wholly-owned subsidiaries: RAD Amplify, Inc., a marketing services business providing influencer campaign development, creator marketing support, and related advertising services to brands and agencies; and Lickly, Inc., a software-as-a-service platform providing tools for influencer discovery, campaign coordination, and creator marketing workflow management for brands and agencies.

Potential Acquisitions. The Company has entered into non-binding letters of intent with certain potential acquisition targets, including media and creator-focused marketing agencies. These letters of intent are subject to due diligence, negotiation of definitive agreements, and other customary closing conditions. No definitive agreements have been executed as of the date these consolidated financial statements were available to be issued, and there can be no assurance that any of these transactions will be completed.

Continued Equity Offerings. Subsequent to December 31, 2025, the Company has continued to issue shares of Class B common stock pursuant to its ongoing Regulation A and Regulation D offerings, from which the Company has received aggregate proceeds of approximately $27.9 million, which includes collection of $806 thousand escrow receivable, through the date the consolidated financial statements were available to be issued.

Altivera Amendment to Certificate of Incorporation. On March 18, 2026, Altivera Vision Inc. (formerly VisAi Partners Inc.) filed a Certificate of Amendment to its Certificate of Incorporation with the Delaware Secretary of State. The amendment effected the following changes:

(i) changed the entity’s name from “VisAi Partners Inc.” to “Altivera Vision Inc.”; and

(ii) increased the total authorized capital stock from 10,000,000 shares of common stock, par value $0.00001 per share, to 500,000,000 shares, consisting of (a) 200,000,000 shares of Class A Common Stock, par value $0.0001 per share, and (b) 300,000,000 shares of Class B Common Stock, par value $0.0001 per share.

The Class A Common Stock is entitled to one vote per share. The Class B Common Stock is non-voting, except as otherwise required by law. Except for voting rights, the two classes have identical rights and privileges and rank equally on a per-share basis, including with respect to dividends and distributions in connection with a change of control transaction. Each share of Class A Common Stock is convertible at the holder’s election, at any time, into one share of Class B Common Stock.

As of April 29, 2026, the Company obtained a 59.3% equity ownership from Altivera.

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements.

F-23

INDEX TO EXHIBITS

2.1	Amended Certificate of Incorporation of RAD Technologies, Inc.*

2.2	Bylaws of RAD Technologies, Inc.*

3	Stockholders’ Agreement of RAD Technologies, Inc.*

6.1	Convertible Promissory Note with Joseph Freedman*

6.2	Partnership Agreement with Omnicom*

6.3	Partnership Agreement with Hasbro*

6.4	Partnership Agreement with Adobe*

6.5	Master Services Agreement with Arm Candy

*Filed as an exhibit to the Company’s Form 1-A (File No. 024-12513) and incorporated here by reference.

19

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

RAD Technologies, Inc.

By	/s/ Jeremy Barnett
Jeremy Barnett, Chief Executive Officer
RAD Technologies, Inc.
Date:	April 30, 2026

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By	/s/ Jeremy Barnett
Jeremy Barnett, Director, Principal Executive Officer, Principal Accounting Officer, Principal Financial Officer
RAD Technologies, Inc.
Date:	April 30, 2026

By	/s/ Bradley Silver
Bradley Silver, Director RAD Technologies, Inc.
Date:	April 30, 2026

By	/s/ Joseph Freedman
Joseph Freedman, Director RAD Technologies, Inc.
Date:	April 30, 2026

By	/s/ Aaron Kuntz
Aaron Kuntz, Director RAD Technologies, Inc.
Date:	April 30, 2026

20